Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 1, 2012

Relating to Preliminary Prospectus issued September 19, 2012

Registration Statement No. 333-180294

BERRY PLASTICS GROUP, INC.

Update to Preliminary Prospectus

Issued September 19, 2012

This free writing prospectus relates to the initial public offering of Common Stock of Berry Plastics Group, Inc. (the “Company”) and should be read together with the preliminary prospectus issued September 19, 2012 related to this offering (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-180294) relating to these securities. On October 1, 2012, the Company filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1378992/000119312512409863/d338221ds1a.htm

References to “Berry,” the “company,” “we,” “our” and “us” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 6 and updates and supersedes the information contained in the Preliminary Prospectus to the extent stated herein.

The following updates and supersedes the information beginning on page 65 of the Preliminary Prospectus under the caption “COMPENSATION DISCUSSION AND ANALYSIS” to reflect the completion of the Company’s fiscal year ended September 30, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

The company has a Compensation Committee comprised of Messrs. Seminara, Donald Graham and Civale. The Compensation Committee makes all final compensation decisions for our executive officers, including each of our “named executive officers” identified in our Summary Compensation Table and established the annual salaries and bonuses paid to vice presidents and above (which we collectively refer to as the “Senior Management Group”) for fiscal 2012. Below is a discussion of the principles outlining our executive compensation program.

Compensation Philosophy and Analysis

Our goal as an employer is to ensure that our pay practices are equitable as compared to market practice, facilitate appropriate retention, and reward exceptional performance. In the past, we have conducted studies to better understand compensation programs of other manufacturing companies similar in size to the company. Our studies have reviewed base salary, bonus, and a time based option value for one year, and based on such studies, we believe that our compensation levels generally fall at the lower end of other comparable companies.

The company believes that executive compensation should be designed to align closely the interests of its executive officers and stockholders and to attract, motivate, reward and retain superior management talent. The company utilizes the following guidelines pertaining to executive compensation:

•	pay compensation that is competitive with the practices of other manufacturing businesses that are similar in size to the company;

•	wage enhancements aligned with the performance of the company;

•	pay for performance by:

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setting performance goals determined by our CEO and the Board of Directors for our officers and providing a short-term incentive award opportunity through a bonus plan that is based upon achievement of these goals; and

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providing long-term incentive opportunities in the form of stock options, in order to retain those individuals with the leadership abilities necessary for increasing long-term shareholder value while aligning their interests with those of our investors and stockholders.

Role of Compensation Committee

The Compensation Committee’s specific roles are to:

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approve and recommend to our Board of Directors all compensation plans for (1) the CEO of the company, (2) all employees of the company and its subsidiaries who report directly to the CEO, and (3) other members of the Senior Management Group, as well as all compensation for our Board of Directors;

•	approve the short-term compensation of the Senior Management Group and to recommend short-term compensation for members of our Board of Directors;

•	approve and authorize grants under the company’s or its subsidiaries’ incentive plans, including all equity plans and long-term incentive plans; and

•	prepare any report on executive compensation required by Securities and Exchange Commission rules and regulations for inclusion in our annual proxy statement, if any.

Role of Executive Officers

Our CEO, COO, CFO and Executive Vice President – HR annually review the performance versus annual goals of each of our executive officers. This information, along with the performance of the company and market data, determines the wage adjustment recommendation presented to the Compensation Committee. All other compensation recommendations with respect to executive officers of the company are made by the CEO pursuant to policies established in consultation with the Compensation Committee and recommendations from the Human Resource Department.

The Compensation Committee evaluates the performance of the CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program. The Compensation Committee expects to review, on at least an annual basis, the performance of the CEO as compared with the achievement of the company’s goals and any individual goals. The CEO, together with the Human Resource Department, will assess the performance and compensation of the other named executives officers annually. The Human Resource Department, together with the CEO, will review annually the performance of each member of the Senior Management Group as compared with the achievement of the company or operating division goals, as the case may be, together with each executive’s individual goals. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to the executives. Both performance and compensation are evaluated to ensure that the company is able to attract and retain high quality executives in vital positions and that their compensation, taken as a whole, is competitive and appropriate compared to that of similarly situated executives in other corporations within the company’s industry.

Executive Compensation Program

The compensation of our executive officers is generally classified into the following three categories: (1) base salary, (2) annual bonus, and (3) long-term equity awards in the form of company stock options. The company has selected these elements because each is considered useful and/or necessary to meet one or more of the principal objectives of the company’s business. Base salary and bonus targets are set with the goal of motivating our named executive officers and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform. Our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives, retaining key talent and more closely aligning the interests of management with our stockholders.

The compensation program for our named executive officers is reviewed on an annual basis. In setting individual compensation levels for a particular executive, the total compensation package is considered along with the executive’s past and expected future contributions to our business.

Base Salary

Our executive officers’ base salaries depend on their position within the company and its subsidiaries, the scope of their responsibilities, the period during which they have been performing those responsibilities and their overall performance. Base salaries are reviewed annually and are generally adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus

The company has a long history of sharing profits with employees. This philosophy is embedded in our corporate culture and is one of many practices that has enabled the company to continually focus on improvement and be successful.

Our named executive officers participate in our Executive Profit Sharing Bonus Program, which is subject to approval by our Board of Directors every year. Depending on our overall business performance, which for calendar year 2012 was specifically related to our attainment of Adjusted EBITDA (excluding the impact of current-year acquisitions) and our growth, each named executive officer is eligible to receive a bonus ranging from zero to 108% of his or her annual base salary. These target ranges are the same for all members of the Senior Management Group and are subject to change at the discretion of the Compensation Committee. Performance objectives are generally set on an annual basis. The applicable performance period is the calendar year in which the bonus award opportunity is granted.

In determining the amount each named executive officer earns under the Executive Profit Sharing Bonus Program, 75% of the target value of the award is earned based on attaining 100% of the applicable annual Adjusted EBITDA target, and 25% is based on attaining a pre-established level of growth in the equity value of the company. By meeting both targets, named executive officers qualify to earn 68.5% of their annual base Salary. Bonus payments are thus directly tied to the performance of the company. Upon approval by our Board of Directors, bonuses are, to the extent earned, generally paid on an annual basis on a date determined by the Compensation Committee.

New Annual Bonus Plan

In connection with the consummation of this offering, we intend to adopt the Berry Plastics Group, Inc. Executive Bonus Plan. The Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives. Under the Executive Bonus Plan, we may pay bonuses (including, without limitation, discretionary bonuses) to key executives, including executive officers, based upon such terms and conditions as our board of directors or compensation committee may in its discretion determine. The Executive Bonus Plan will be administered by our board of directors and/or Compensation Committee. We may amend or terminate the Executive Bonus Plan at any time in our sole discretion. Any amendments to the Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Equity Compensation Plan

In 2006, we adopted the 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan permits us to grant stock options, stock appreciation rights, and rights to purchase shares to employees, directors or consultants of the company or any of its subsidiaries. The 2006 Equity Incentive Plan is administered by our Board of Directors or, if designated by our Board of Directors, by the Compensation Committee. It is expected that approximately 12.3 million shares of our common stock will be reserved for issuance under the 2006 Equity Incentive Plan after our Board of Directors or Compensation Committee adjusts the number of shares reserved for issuance under the 2006 Equity Incentive Plan (currently, approximately one million shares) pursuant to its terms to give effect to the 12.25-for-one stock split that will take effect upon the consummation of the offering.

As discussed below, we have awarded stock options to members of our management, including our named executive officers. However, the Compensation Committee has not established any formal program or practice regarding the amount or timing of equity award grants to our employees. We do not have any program, plan or practice for selecting grant dates for awards under the 2006 Equity Incentive Plan in coordination with the release of material nonpublic information. Under the 2006 Equity Incentive Plan, the exercise price for option awards is the fair market value of our common stock on the date of grant. Historically, the fair market value of a share of our common stock was determined by the Board of Directors by applying industry-appropriate multiples to our then-current EBITDA. This valuation took into account a level of net debt that excluded cash required for working capital purposes. After the consummation of this offering, we expect that the fair market value of a share of our common stock will be determined for this purpose by reference to the public trading price of a share of our common stock on the date of grant of the option (e.g., using a weighted average or closing price). The Compensation Committee is not prohibited from granting awards at times when it is in possession of material nonpublic information. However, no inside information was taken into account in determining the number of options previously awarded or the exercise price for those awards, and we did not “time” the release of any material nonpublic information to affect the value of those awards.

From time to time, we grant management participants stock options or stock appreciation rights under the 2006 Equity Incentive Plan. In connection with the grants, we enter into stock option or stock appreciation right award agreements with management participants. The Compensation Committee believes that the granting of awards under the 2006 Equity Incentive Plan promotes, on a short- and long-term basis, an enhanced personal interest for our executives and an alignment of those interests with the goals and strategies of the company and the interests of our stockholders. The Compensation Committee also believes that the equity grants provide not only financial rewards to such executives for achieving company goals but also provide additional incentives for executives to remain with the company.

Generally, options granted under the 2006 Equity Incentive Plan become vested and exercisable over a five-year period. Unless set forth otherwise in the applicable award agreement, time-based options generally vest in 20% increments on each of the first five anniversaries of the grant date, performance-based options generally vest upon achievement of certain EBITDA or IRR targets, and all options granted and outstanding under the plan vest on the ninth anniversary of the date of grant. In each case, the vesting of options is generally subject to the grantee’s continued employment at the company or at one of its subsidiaries as of the applicable vesting date.

The 2006 Equity Incentive Plan (as supplemented by a side letter) provides for payment to holders of vested outstanding stock options and stock appreciation rights of special dividends and a pro rata share of transaction fees that may be paid to Apollo and Graham Partners in connection with certain extraordinary transactions. Absent an agreement otherwise, dividends and transaction fees in respect of unvested options and stock appreciation rights are credited to an account (and funded through the use of a “rabbi” trust) and paid to the option or stock appreciation right holder upon the earlier of the second anniversary of the date of payment of dividends or transaction fees generally (as the case may be), the holder’s death, disability, retirement, termination without cause or resignation for good reason or a change of control of us (as such terms are defined in the 2006 Equity Incentive Plan). The above terms and conditions regarding payments and credits in the event of special dividends will expire upon the consummation of the offering.

The maximum term of options granted under the 2006 Equity Incentive Plan is ten years. Subject to certain exceptions set forth in the applicable stock option award agreement, unvested options will automatically be forfeited upon termination (in the case of a termination for cause, vested options are also forfeited), and all vested options held by the participant upon a termination of employment (other than for cause) will expire 90 days after termination (or one year after termination in the case of termination due to death or disability). In the case of a termination of employment due to death or disability, an additional 20% of an individual’s options will vest. Twenty percent of each grantee’s option grants becomes vested upon a “change in control” of us, and 40% of each grantee’s option grants becomes vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Jonathan Rich, our Chief Executive Officer, different vesting terms and conditions apply to his unvested stock options in the event his employment is terminated under certain circumstances or there is a change of control of us. After the consummation of the offering, we expect that the terms and conditions of the 2006 Equity Incentive Plan, and the terms and conditions of the new equity plan we anticipate adopting prior to the offering, will provide for different treatment of outstanding options and other equity-based awards upon a change in control of us.

Shares of company common stock acquired under the 2006 Equity Incentive Plan are subject to restrictions on transfer, repurchase rights, and other limitations as set forth in award agreements adopted under the 2006 Equity Plan and the company’s stockholder’s agreement. As set forth in the award agreements adopted under the 2006 Equity Plan and the company’s stockholder’s agreement, upon the consummation of the offering, these transfer restrictions will no longer apply (subject to certain exceptions) because our shares of common stock will be publicly traded.

New Equity Compensation Plan

In connection with the consummation of this offering, we intend to adopt the Berry Plastics Group, Inc. 2012 Long-Term Incentive Plan, which we refer to as the “2012 Plan.” The following is a description of the material terms of the 2012 Plan.

Purpose. The purposes of the 2012 Plan are to further the growth and success of Berry Plastics Group, Inc. and to reward and incentivize the outstanding performance of our key employees, directors, consultants and other service providers by aligning their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.

Administration. The 2012 Plan will be administered by our board of directors and/or the compensation committee thereof, or such other committee of the board of directors as the board of directors may from time to time designate (the committee administering the 2012 Plan is referred to in this description as the “committee”). Among other things, the committee will have the authority to select individuals to whom awards may be granted, to determine the type of awards, to determine the terms and conditions of any such awards, to interpret the terms and provisions of the 2012 Plan and awards granted thereunder and to otherwise administer the plan.

Eligibility. Persons who serve or agree to serve as employees of, directors of, consultants to or other service providers of Berry Plastics Group, Inc. on the date of the grant will be eligible to be granted awards under the 2012 Plan.

Shares Available. Subject to adjustment, the 2012 Plan authorizes the issuance of up to 9,297,750 shares of common stock pursuant to the grant or exercise of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based awards. The maximum number of shares of common stock pursuant to incentive stock options will be 929,775 shares of common stock.

If any award is forfeited or if any stock option or other stock award terminates without being exercised, or if any shares of common stock are not actually purchased pursuant to such stock awards, shares of common stock subject to such awards will be available for subsequent distribution of awards under the 2012 Plan. If the option price of any stock option granted under the 2012 Plan will be satisfied by delivering shares of common stock to us (by actual delivery or attestation), only the number of shares of common stock issued net of the shares of common stock delivered or attested to will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the 2012 Plan. To the extent any shares are not delivered to a participant because such shares are used to satisfy any applicable tax-withholding obligation, such shares will not be deemed to have been delivered for purposes of determining the maximum number of shares of common stock available for delivery under the 2012 Plan.

Change in Capitalization or Change in Control. In the event of certain extraordinary corporate transactions, the committee or the board of directors may make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the 2012 Plan, (ii) the various maximum limitations set forth in the 2012 Plan, (iii) the number and kind of shares or other securities subject to outstanding awards; and (iv) the exercise price of outstanding options and stock appreciation rights, among others.

The committee may, in its discretion, provide for the acceleration of vesting or exercisability of awards either (i) upon a change in control of Berry Plastics Group, Inc., (ii) upon a specified date following a change in control of Berry Plastics Group, Inc., or (iii) upon specified terminations of employment following a change in control of Berry Plastics Group, Inc. The committee may provide for such treatment as a term of an award or may provide for such treatment following the granting of an award.

Types of Awards. As indicated above, several types of awards will be available for grant under the 2012 Plan. A summary of the types of awards available under the 2012 Plan is set forth below.

Stock Options and Stock Appreciation Rights. Stock options granted under the 2012 Plan may either be incentive stock options or nonqualified stock options. Stock appreciation rights granted under the plan may either be granted alone or in tandem with a stock option. The exercise price of options and stock appreciation rights cannot be less than 100% of the fair market value of the stock underlying the options or stock appreciation rights on the date of grant. Optionees may pay the exercise price in cash or, if approved by the committee, in common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise. The term of options and stock appreciation rights shall be as determined by the committee, but an incentive stock option, which we refer to as “ISO,” may not have a term longer than ten years from the date of grant. The committee will determine the vesting and exercise schedule of options and stock appreciation rights and the extent to which they will be exercisable after the award holder’s employment terminates. Generally, and subject to the terms of the applicable award agreement, unvested options and stock appreciation rights terminate upon the termination of employment and vested options and stock appreciation rights will remain exercisable for 90 days after the award holder’s termination for any other reason. Vested options and stock appreciation rights also will terminate upon the optionee’s termination for “cause” (as defined in the 2012 Plan). Stock options and stock appreciation rights are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or stock appreciation rights, as otherwise expressly permitted by the committee including, if so permitted, pursuant to a transfer to the participant’s family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock. Restricted stock may be granted with such restriction periods as the committee may designate. The committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. The terms and conditions of restricted stock awards (including any applicable performance goals) need not be the same with respect to each participant. During the restriction period, the committee may require that the stock certificates evidencing restricted shares be held by Berry Plastics Group, Inc. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, and is forfeited upon termination of employment, unless otherwise provided by the committee. Other than such restrictions on transfer and any other restrictions the committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award.

Restricted Stock Units. The committee may grant restricted stock units payable in cash or shares of Berry Plastics Group, Inc. common stock, conditioned upon continued service and/or the attainment of performance goals determined by the committee. The terms and conditions of restricted stock unit awards (including any applicable performance goals) need not be the same with respect to each participant.

Other Stock-Based Awards. Under the 2012 Plan, the committee will be able to grant other types of equity-based awards based upon our common stock, including unrestricted stock, convertible debentures and dividend equivalent rights.

Transferability. The 2012 Plan will provide that awards generally will not be assignable or otherwise transferable, except by will, by designation of a beneficiary, and the laws of descent and distribution or to the extent otherwise permitted by the committee.

Duration of the Plan. We intend that the 2012 Plan will have a term of ten years from the date of its adoption by our board of directors.

Amendment and Discontinuance. The board of directors may amend, alter or discontinue the 2012 Plan, but no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or a recipient of a stock appreciation right, restricted stock award or restricted stock unit award previously granted without the optionee’s or recipient’s consent. The 2012 Plan expressly permits the committee to increase or decrease the exercise price of any or all outstanding awards under the 2012 Plan, to grant new options or stock appreciation rights in exchange for the surrender and cancellation of any or all outstanding stock options or stock appreciation rights, and to buy from a participant a stock option or stock appreciation right previously granted with payment in cash, securities or other consideration. Amendments to the 2012 Plan require stockholder approval to the extent such approval is required by applicable law or the listing standards of any applicable exchange.

Tax Considerations

This paragraph is intended only as a brief summary of the federal income tax rules that are generally relevant to nonqualified options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. Upon the grant of a nonqualified option under the 2012 Plan, the optionee will not recognize any taxable income and we will not be entitled to a deduction. Upon the exercise of such an option, the excess of the fair market value of the shares acquired on the exercise of the option over the exercise price will constitute compensation taxable to the optionee as ordinary income. In computing our U.S. federal income tax, we will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee. As discussed more fully below, Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation paid to a company’s chief executive officer or any of its other three most highly compensated executive officers, other than the chief financial officer, in excess of $1 million in any year, but nonqualified options generally qualify for an exception to this limitation. In any case, as discussed below, we expect a “grandfathering” exception to this limitation to apply to the 2012 Plan until (a) the first material modification of such plan or agreement; (b) the first meeting of our stockholders held to elect directors that occurs after 2015; or (c) such other date required by Section 162(m) of the Code.

Expected Grants Following this Offering

We currently expect to grant under the new equity plan described above awards with respect to approximately 2.8 million shares in the aggregate at the offering price to employees, officers and non-employee directors, including our named executive officers, immediately following the consummation of this offering. It is currently expected that such awards will be in the form of options to purchase shares of common stock of the Company, which options will have an exercise price equal to the price of shares sold in this offering and be subject to time-based vesting conditions, except for non-employee directors, whose options will be fully vested upon grant.

Compensation Programs and Risk Management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on the company. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to the company and its stockholders. The combination of performance measures applicable to annual bonuses and equity compensation awards granted to our executive officers and the multi-year vesting schedules applicable to equity awards granted to our executives encourages our executives to maintain both a short- and long-term view with respect to company performance.

Post-Employment Compensation

We provide post-employment compensation to our employees, including our named executive officers, as a continuance of the post-retirement programs sponsored by prior owners of the company. The Compensation Committee believes that offering such compensation allows us to attract and retain qualified employees and executives in a highly competitive marketplace and rewards our employees and executives for their contribution to the company during their employment.

A principal component of our post-employment executive officer compensation program is a qualified defined contribution
401(k) plan and a retirement health plan, which plans apply to all of our employees generally. Additionally, as described in more detail below, each of our named executive officers is party to employment agreements with us that provide for termination rights and benefits. Under the 401(k) plan, the company awards a $200 lump sum contribution annually for participating in the plan and matches dollar-for-dollar the first $300 contributed by participants, with an additional match equal to 10% of the applicable participant’s elective deferrals made during the plan year (subject to the limits set forth under the Internal Revenue Code). Participants who contribute at least $1,000 will also receive an additional $150 lump sum deposit at the end of the year. Company matching contributions are immediately vested upon contribution.

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the perquisites provided to our executive officers to ensure that they are reasonable, competitive and consistent with the overall compensation program. Such perquisites include for certain of our executive officers (as set forth in more detail in the Summary Compensation Table and accompanying footnotes) use of a company-provided car and financial planning and tax assistance.

Section 162(m) of the Internal Revenue Code

From and after the time that our compensation programs become subject to Section 162(m) of the Internal Revenue Code, we intend to consider the structure of base salary, bonus and equity award compensation in order to maintain the deductibility of compensation under Section 162(m), to the extent we believe it is in the best interests of our stockholders to do so. However, the Board of Directors will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible. Transition provisions under Section 162(m) may apply for a period of approximately three to four years following the consummation of this offering to certain compensation arrangements that were entered into by us because we were not publicly held.

Compensation Program Following the Offering

The design of our compensation program following this offering is an ongoing process. We believe that, following the offering, we will have more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance in relation to a comparative group in the form of publicly traded equity. Accordingly, as described above, we intend to adopt the Berry Plastics Group, Inc. Executive Bonus Plan and the 2012 Plan in connection with the offering.

We currently anticipate that our named executive officers (other than Messrs. Kratochvil and Becker, whose agreements expired in December 2011) will continue to be subject to employment agreements that are substantially similar to their existing employment agreements that are described herein. It is also currently anticipated that our current named executive officers will hold substantially similar positions following the offering.

While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is currently anticipated that our compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, no officer or employee served as a member of the Compensation Committee. Messrs. Seminara, Donald Graham and Civale, members of our Compensation Committee, have relationships with our equity sponsors, Apollo and Graham Partners. We may pay fees to our equity sponsors for providing management, consulting, or other advisory services. As such, Messrs. Seminara, Donald Graham and Civale may be indirect beneficiaries of the relationship between our equity sponsors and us. For more information about these relationships, see “Certain Relationships and Related Party Transactions.”

Summary Compensation Table

(in dollars)

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards			All Other Compensation		Total
Jonathan D. Rich Chairman and Chief Executive Officer	2012 2011 2010	$864,716 834,329 —	$776,687 30,740 —	$	— 733,239 —	(1)	$5,560 25,993 —		$1,646,963 1,624,301 —
Randall J. Becker Chief Operating Officer	2012 2011 2010	$516,113 522,729 422,617	$456,875 75,000 143,331	$	— — —		$9,468 2,325 2,736		$982,456 600,054 568,684
James M. Kratochvil Chief Financial Officer	2012 2011 2010	$503,809 512,552 448,688	$443,225 72,759 313,864	$	— — —		$22,513 14,171	(2)	969,547 599,482 762,552
Thomas E. Salmon President—Engineered Materials Division	2012 2011 2010	$429,066 408,910 376,595	$429,988 60,633 261,553	$	— — —		$13,430 2,263 12,449	(3)	$872,484 471,806 650,597
G. Adam Unfried President—Rigid Packaging—Open Top	2012 2011 2010	$358,134 357,032 312,609	$311,749 51,176 204,705	$	— — —		$4,426 2,333 2,185		$674,309 410,541 519,499

(1)	Equals the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of the grants of nonqualified stock options to Mr. Rich under the 2006 Equity Incentive Plan. For a description of the assumptions used to value these options, please refer to Note 1 to the “Notes to Consolidated Financial Statements.”

(2)	Equals the sum of (1) $13,163 in costs incurred by the company for the executive’s use of a company-provided vehicle, (2) $1,871 in costs of group life insurance coverage provided to the executive, (3) $4,430 in costs incurred by the company for the executive’s tax return preparation, (4) $229 in costs of individual disability coverage provided to the executive and (5) $2,820 in matching contributions made by the company to the executive’s account under the company 401(k) plan.
(3)	Equals the sum of (1) $10,585 in costs incurred by the company for the executive’s use of a company provided vehicle, (2) $543 in costs of group life insurance coverage provided to the executive, and (3) $2,302 in matching contributions made by the company to the executive’s account under the company 401(k) plan.

Employment and Consulting Agreements

Messrs. Becker and Kratochvil were party to employment agreements with the company that expired in December 2011 (although the severance provisions of such agreements remain in effect, as described below), and Messrs. Unfried and Salmon are party to agreements that remain in effect unless terminated according to their terms. The employment agreements provide for base salary as disclosed in the “Summary Compensation Table” above. Salaries are subject in each case to annual adjustment at the discretion of the company. The employment agreements generally entitle each executive to participate in all incentive compensation and welfare plans established for executive officers.

The company may terminate the employment agreements for “cause” or due to a “disability” (as such terms are defined in the agreements). Specifically, if Mr. Salmon or Mr. Unfried is terminated by the company without “cause” (as such term is defined in their respective agreements), each is entitled to: (1) a pro rata portion of the annual bonus awarded to the executive for the year in which termination occurs, and (2) (A) if terminated prior to January 1, 2015, continuation of base salary for one year after termination, and (B) if terminated on or after January 1, 2015, severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination. Notwithstanding the termination of their employment agreements on December 31, 2011, if Mr. Kratochvil or Mr. Becker is terminated without “cause,” which, in the case of Mr. Kratochvil, includes a termination by reason of death or “disability” (as such terms are defined in their respective agreements), each is entitled to: (1) the greater of (A) continuation of base salary for one year after termination or (B) 1/12 of one year’s base salary for each year of employment (subject to a maximum of 30 years) with the company and its predecessors, and (2) a pro rata portion of the annual bonus awarded to him for the year in which termination occurs. Each employment agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions.

In October 2010, the company and Jonathan Rich entered into an employment agreement. The employment agreement provides for base salary as disclosed in the “Summary Compensation Table” above. Salary is subject to annual adjustment at the discretion of the Compensation Committee of the Board of Directors. The agreement generally entitles Dr. Rich to an annual performance-based target bonus equal to 68.5% of his then-current annual base salary and to participate in all welfare plans established for executive officers. If Dr. Rich’s employment is terminated by the company without “cause,” if Dr. Rich resigns for “good reason,” or if his employment is terminated by reason of death or disability, in each case (other than death) subject to his execution of a release of claims and compliance with the restrictive covenants set forth in his agreement, he is entitled to (1) cash severance equal to 18 months’ base salary, payable in monthly installments, (2) a prorated bonus based on actual performance for the year in which termination occurs and (3) for the severance continuation period, a monthly amount equal to the amount by which the monthly COBRA continuation coverage premium exceeds the active employee monthly premium under the company’s group medical plans. The employment agreement also includes customary noncompetition, nondisclosure and nonsolicitation provisions.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the number of outstanding equity awards held by each of our named executive officers as of September 29, 2012.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/sh)	Option Expiration Date
Jonathan Rich	102,085	1,122,914	(1)	6.12	10/04/20
James M. Kratochvil	255,558	—		8.16	9/20/16
Randall J. Becker	127,779	—		8.16	9/20/16
Randall J. Becker	23,951	39,919	(2)	6.18	1/01/20
G. Adam Unfried	167,580	—		8.16	9/20/16
Thomas E. Salmon	26,814	6,702	(3)	8.16	6/04/17
Thomas E. Salmon	62,215	29,953	(4)	9.21	1/01/18

(1)	The executive’s unvested options vest as follows: (i) with respect to 306,256 options, 25% vest on October 4 of each of 2012, 2013, 2014 and 2015, and (ii) 816,658 options vest upon the attainment of certain performance criteria.
(2)	The executive’s unvested options vest as follows: (i) with respect to 14,371 options, approximately 1,597 vest at the end of each calendar quarter beginning with the calendar quarter ending December 31, 2012, (ii) with respect to 19,161 options, approximately 6,387 vest at the end of each calendar year beginning with the 2012 calendar year based on the attainment of performance criteria, and (iii) approximately 6,387 options vest on January 1, 2019.
(3)	The executive’s unvested options vest on June 4, 2016.
(4)	The executive’s unvested options vest as follows: (i) approximately 2,303 options vest at the end of the calendar quarter ending December 31, 2012, (ii) 9,216 options vest at the end of calendar year 2012 based on the attainment of performance criteria, and (iii) approximately 18,434 options vest on January 1, 2017.

Option Exercises for the 2012 Fiscal Year

No options were exercised by our named executive officers in fiscal 2012.

Potential Payments Upon Termination or Change-in-Control

As discussed above, Messrs. Unfried, Salmon and Dr. Rich are party to employment agreements with the company. Messrs. Becker and Kratochvil were party to employment agreements with the company that expired in December 2011 that, notwithstanding their termination, provide the severance benefits described below. If Mr. Becker or Mr. Kratochvil is terminated without “cause,” which, in the case of Mr. Kratochvil, includes a termination by reason of death or “disability” (as such terms are defined in their respective agreements), each is entitled to: (1) the greater of (A) continuation of base salary for one year after termination and (B) 1/12 of one year’s base salary for each year of employment (subject to a maximum of 30 years) with the company and its predecessors, and (2) a pro rata portion of the annual bonus awarded to him for the year in which termination occurs. If Mr. Salmon or Mr. Unfried is terminated by the company without “cause” (as such term is defined in their respective agreements), the executive is entitled to: (1) a pro rata portion of the annual bonus awarded to the executive for the year in which termination occurs, and (2) (A) if terminated prior to January 1, 2015, continuation of base salary for one year after termination, and (B) if terminated on or after January 1, 2015, severance benefits pursuant to the provisions of the Berry Plastics Corporation Severance Pay Plan in effect on the date of termination. If Dr. Rich is terminated by the company without “cause,” he resigns for “good reason” or if his employment is terminated by reason of death or disability, in each case (other than death) subject to his execution of a release of claims and compliance with the restrictive covenants set forth in his agreement, he is entitled to (1) cash severance equal to 18 months’ base salary, payable in monthly installments, (2) a prorated bonus based on actual performance for the year in which termination occurs, and (3) for the severance continuation period, a monthly amount equal to the amount by which the monthly COBRA continuation coverage premium exceeds the active employee monthly premium under the company’s group medical plans.

Under the company’s form of option award agreements, as described above, unvested options will automatically be forfeited upon a termination without cause (in the case of a termination for cause, vested options are also forfeited). In the case of a termination of employment due to death or disability, an additional 20% of an executive’s options will vest. Twenty percent of each executive’s option grants becomes vested upon a “change in control” of us, and 40% becomes vested if such change in control results in the achievement of a targeted internal rate of return. In the case of Dr. Rich, different vesting terms and conditions apply to his unvested stock options in the event his employment is terminated under certain circumstances or there is a change of control of us. Assuming an initial public offering price of $17.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and that the employment of each of our named executive officers had been terminated without “cause” on September 29, 2012, the “in the money” value of any vested options held by Messrs. Kratochvil, Becker, Salmon, Unfried and Dr. Rich as of such date would have been approximately $2,259,133, $1,388,716, $721,691, $1,481,407 and $1,110,685, respectively.

If each of our named executive officers had been terminated without “cause” on September 29, 2012, Messrs. Kratochvil, Becker, Salmon, Unfried and Dr. Rich would have received cash severance amounts of approximately $1,392,000, $1,254,000, $650,000, $542,000 and $1,741,000, respectively.

Compensation for Directors

Non-employee directors receive $12,500 per quarter plus $2,000 for each meeting they attend and are reimbursed for out-of-pocket expenses incurred in connection with their duties as directors. For fiscal 2012, we paid non-employee directors’ fees on a combined basis as shown in the following table.

Name	Fees Earned or Paid	Option Awards	Total
Anthony M. Civale	$60,000	$—	$60,000
Patrick J. Dalton(1)	52,000	—	52,000
Donald C. Graham	58,000	—	58,000
Steven C. Graham	64,000	—	64,000
B. Evan Bayh	58,000	—	58,000
Joshua J. Harris	56,000	—	56,000
Robert V. Seminara	68,000	—	68,000

(1)	Mr. Dalton resigned from the Board of Directors effective February 8, 2012.

Equity Compensation Plan Information

The following table provides information as of the end of our 2012 fiscal year regarding shares of common stock of Berry Plastics Group, Inc. that may be issued under our existing equity compensation plan, the 2006 Equity Incentive Plan, which is the only plan under which equity awards have been granted.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans not approved by security holders(1)(2)	10,741,090	7.76	1,597,240
Total	10,741,090	7.76	1,597,240

(1)	Includes the 2006 Equity Incentive Plan, which our Board of Directors adopted in September 2006, and for which there were 7,327,612 options exercisable at the end of our 2012 fiscal year.
(2)	Does not include shares of Berry Plastics Group, Inc. Common Stock already purchased as such shares are already reflected in the company’s outstanding shares.

2006 Equity Incentive Plan

In 2006, we adopted the 2006 Equity Incentive Plan. The purpose of the 2006 Equity Incentive Plan is to further our growth and success, to enable our directors, executive officers and employees to acquire shares of our common stock, thereby increasing their personal interest in our growth and success, and to provide a means of rewarding outstanding performance by such persons. Options granted under the 2006 Equity Incentive Plan may not be assigned or transferred, except to us or by will or the laws of descent or distribution. The 2006 Equity Incentive Plan terminates ten years after adoption and no options may be granted under the plan thereafter. The 2006 Equity Incentive Plan allows for the issuance of non-qualified options, options intended to qualify as “incentive stock options” within the meaning of the Internal Revenue Code, stock appreciation rights and other rights to purchase shares of our common stock.

The employees participating in the 2006 Equity Incentive Plan receive options and stock appreciation rights under the 2006 Equity Incentive Plan pursuant to individual option and stock appreciation rights agreements, the terms and conditions of which (subject to certain exceptions) are substantially identical. Each option agreement provides for the issuance of options to purchase common stock of the company.

At the end of the 2012 fiscal year, there were outstanding options to purchase 10,697,823 shares of our common stock and stock appreciation rights with respect to 43,267 shares of our common stock.

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The following numbers on page 78 of the Preliminary Prospectus under the caption “PRINCIPAL STOCKHOLDERS” have been revised to correct a computational error: the number of shares investment funds affiliated with Apollo will own following the completion of the offering has been changed from 64,465,055 to 66,915,476 to reflect the inclusion of the shares owned by Apollo co-investors, and the percent of class represented by such shares has been changed from 53.50% 59.43%.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408 or Citi at 800-831-9146.